February 7, 2025

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900     205 5th Avenue SW
Calgary , Alberta T2P 2V7

       Re: Greenfire Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed March 27, 2024
           File No. 001-41810
Dear Robert Logan:

        We have reviewed your December 31, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 17, 2024 letter.

Form 20-F for the Year Ended December 31, 2023
Operating and Financial Review and Prospects
Results of Operations
Operating Netback, page 75

1. We note your response to prior comment 1 states that you view operating netback as a measure of operating efficiency. Please further explain how GAAP revenues represents a comparable GAAP measure of operating efficiency given that it does not include any components that demonstrate your ability to manage costs of production or operations. Please tell us the considerations you have given to other GAAP measures of operating efficiency, such as gross margin, in determining the starting point for your non-GAAP reconciliation.
 February 7, 2025
Page 2

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Tony Kraljic